FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 7, 2017
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces a dispute over rent with a tenant in its CTN complex in Geneva Switzerland”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: March 7, 2017

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES A DISPUTE OVER RENT
WITH A TENANT IN ITS CTN COMPLEX IN GENEVA, SWIZERLAND

HERZLIYA, Israel, March 7, 2017 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) announces that its subsidiary, Eldista GmbH (of which the Company owns 51%), the owner of an office building complex in Geneva, Switzerland, known as Centre des Technologies Nouvelles or CTN complex, received a notice from its largest tenant in Switzerland, LEM Switzerland SA, or the Tenant, regarding the deposit of the monthly rent for March 2017 amounting to CHF 279,413.10 (app. $276,803) (VAT inclusive)  with Banque cantonale de Genève under the control of the Pouvoir judiciaire of the Canton of Geneva, as a preliminary process for filing a claim with the Commission de Conciliation en Matière de Baux et Loyers of the Canton of Geneva, or the Commission.

The Tenant claims that there are serious defects affecting the rented premises, which merit the Tenant with a reimbursement of CHF 2,427,600 (app, $2,404,920) (excluding VAT) as well as CHF 69,179 (app, $68,533) as indemnification for consequential damages for the years 2014 and 2015. The Tenant also reserves its claims regarding damages suffered before year 2014.

The Tenant occupies approximately 8,300 square meters in the CTN complex and accounted for approximately $2.95 million of Optibase's rent income for 2015.

According to the Swiss Code of Obligations, the Tenant has to file a formal claim with the Commission, within 30 days from the date of the deposit (i.e. March 1, 2017). The Tenant may continue to deposit the monthly rent up to the amounts claimed.

At this preliminary stage, the Company cannot provide an assessment as to the chances of the claim and the exposure to the Company.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland, in Germany and in Miami, Texas, Chicago and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.